Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-273508
BLACKROCK PRIVATE INVESTMENTS FUND
Supplement dated November 15, 2023 to the
Prospectus and Statement of Additional Information, each dated July 28, 2023, of BlackRock Private Investments Fund, as supplemented to date
This supplement amends certain information in the Prospectus and Statement of Additional Information (“SAI”), each dated July 28, 2023, of BlackRock Private Investments Fund (the “Fund”), as supplemented to date. Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus or SAI, as applicable.
Changes to Net Asset Value (“NAV”) Determination and Subscription Frequency
Effective January 31, 2024, the NAV of the Fund will be determined as of the last business day of each calendar month, within approximately 20 calendar days after the last business day of such month, and at such other times as the Board of Trustees of the Fund (the “Board”) may determine, including in connection with a tender offer for Shares. In addition, effective January 31, 2024, subscriptions for Shares will be accepted as of the first business day of each calendar month or at such other times as determined in the discretion of the Board (each, a “Closing Date”).
Accordingly, effective January 31, 2024, the following changes are made to the Fund’s Prospectus and SAI, as applicable:
All references to the NAV of the Fund, or of an applicable class of Shares of the Fund, being determined as of the last business day of each calendar quarter are amended to refer to the NAV of the Fund, or of an applicable class of Shares of the Fund, being determined as of the last business day of each calendar month.
All references to the offering for purchase of Shares of the Fund as of the first business day of each calendar quarter at a public offering price equal to the NAV as of the most recently completed calendar quarter end of the applicable class are amended to refer to the offering for purchase of Shares of the Fund as of the first business day of each calendar month at a public offering price equal to the NAV as of the most recently completed calendar month end of the applicable class.
Extension of Contractual Management Fee Waiver and Amendment to Expense Agreement
The Board has approved an extension of the contractual management fee waiver currently in place with respect to the Fund, until December 31, 2024. The Board has also approved an amendment to the current Expense Limitation Agreement between the Fund and the Advisor, pursuant to which the Advisor has agreed to waive and/or reimburse certain operating and other expenses of the Fund.
Accordingly, effective immediately, the following changes are made to the Fund’s Prospectus and SAI, as applicable:
The
sub-section
of the Prospectus Summary entitled “Investment Adviser and Investment
Sub-Adviser”
is hereby deleted in its entirety and replaced with the following:

Investment Adviser and Investment Sub-Adviser
BlackRock Advisors, LLC is the Fund’s investment adviser. BlackRock Capital Investment Advisors, LLC serves as sub-adviser
to the Fund.

The Advisor and the
Sub-Advisor
are subsidiaries of BlackRock. The Advisor receives a management fee at an annual rate equal to 1.75% of the Fund’s net assets determined quarterly (before the accrual of the distribution fee and the management fee for that quarter and after the accrual of any expense reimbursements owed to the Fund by the Advisor pursuant to the Expense Agreement (as defined below) for that quarter). The Advisor has contractually agreed to reduce its net management fee to an annual rate of 1.00% until December 31, 2024, unless otherwise extended by agreement between the Fund and the Advisor. See “Management of the Fund—Investment Management Agreement.” The Advisor, and not the Fund, expects to pay an annual sub-advisory
fee to the
Sub-Advisor
equal to a percentage of the management fee received by the Advisor from the Fund with respect to the Fund’s calendar quarter-end
net assets allocated to the
Sub-Advisor.

The management fee is in addition to any asset-based fees, carried interests, expenses, incentive allocations or fees charged by Portfolio Funds and indirectly borne by Fund investors. See “Management of the Fund—Advisor and
Sub-Advisor”
in the prospectus.

The Fund has entered into an Expense Limitation Agreement (the “Expense Agreement”) in which the Advisor has agreed to waive and/or reimburse certain operating and other expenses of the Fund in order to limit certain expenses to 0.50% of the Fund’s average quarterly value of the net assets of each share class (the “Expense Cap”). Subject to the terms of the Expense Agreement and provided that the Fund has more than $50 million in assets and BlackRock or an affiliate serves as the Fund’s investment adviser or administrator, expenses borne by the Advisor in the prior two fiscal years of the Fund are subject to recoupment by the Advisor. Such recoupment arrangement will terminate on December 31, 2027. The Fund will carry forward any waivers and/or reimbursements of fees and expenses in excess of the Expanse Cap and repay the Advisor such amount provided the Fund is able to do so without exceeding the lesser of (1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or (2) the expense limit in effect at the time of recoupment after giving effect to the repayment. The Expense Agreement continues from year to year if approved by a majority of the Fund’s Trustees who are not “interested persons,” as defined in the Investment Company Act, of the Fund (the “Independent Trustees”). The current term of the Expense Agreement expires on June 30, 2025. The Expense Agreement may be terminated prior to June 30, 2025 only by action of a majority of the Independent Trustees or by a vote of a majority of the Fund’s outstanding voting securities (as defined in the Investment Company Act). See “Management of the Fund—Investment Management Agreement—Expense Agreement” in the prospectus for more information regarding operating and other expenses that the Advisor has agreed to waive and/or reimburse pursuant to the Expense Agreement.

The section of the Prospectus entitled “Summary of Fund Fees and Expenses” is hereby deleted in its entirety and replaced with the following:
This table describes the fees and expenses that you may pay if you buy and hold Shares.

Shareholder Transaction Expenses (fees paid directly from your investment)	Institutional Shares	Class D Shares
Maximum Sales Load imposed on purchases (as a percentage of offering price) (1)	None	None
Dividend Reinvestment Plan Fees (2)	None	None
Maximum Early Repurchase Fee (3)	2.00%	2.00%

Annual Expenses (expenses that you pay each year as a percentage of average net assets attributable to Shares)
Management Fees (4)(8)	1.75%	1.75%
Servicing Fee (5)	None	0.25%
Other Expenses (6)	1.01%	1.00%
Acquired Fund Fees and Expenses (6)(7)	1.08%	1.08%
Total Annual Expenses (6)	3.84%	4.08%
Fee Waiver and/or Expense Reimbursement (8)(9)	(1.04)%	(1.03)%
Total Annual Expenses After Fee Waiver and/or Expense Reimbursement (8)(9)	2.80%	3.05%

(1)
There is no sales load for Institutional Shares or Class D Shares; however, investors may be required to pay brokerage commissions on purchases or sales of Institutional Shares or Class D Shares to their Selling Agents. Investors should consult with their Selling Agents about any additional fees or charges their Selling Agents might impose on each class of Shares in addition to any fees imposed by the Fund.

(2)
The Reinvestment Plan Agent’s (as defined below under “Dividend Reinvestment Plan”) fees for the handling of the reinvestment of dividends will be paid by the Fund. Any fees attributable to the Dividend Reinvestment Plan are included in the estimate of “Other Expenses.”

(3)
A 2.00% early repurchase fee payable to the Fund may be charged with respect to the repurchase of a shareholder’s Shares at any time prior to the one-year
anniversary of a shareholder’s purchase of the Shares (on a “first in—first out” basis). An early repurchase fee payable by a shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any shareholder. See “Repurchase of Fund Shares; Transfer Restrictions.”

(4)
The Advisor receives a management fee at an annual rate equal to 1.75% of the Fund’s net assets determined quarterly (before the accrual of the distribution fee and the management fee for that quarter and after the accrual of any expense reimbursements owed to the Fund by the Advisor pursuant to the Expense Agreement for that quarter). The Advisor has contractually agreed to reduce its net management fee to an annual rate of 1.00% until December 31, 2024, unless otherwise extended by agreement between the Fund and the Advisor (the “Fee Reduction Agreement”). See “Management of the Fund—Investment Management Agreement.”

(5)
Institutional Shares are not subject to a distribution fee or shareholder servicing fee. Class D Shares are subject to an ongoing shareholder servicing fee (the “Servicing Fee”) that will accrue at an annual rate equal to 0.25%. The Distributor uses these fees, in respect of the Class D Shares, to compensate Selling Agents for providing ongoing services in respect of clients who own Class D Shares of the Fund (and not for distribution services). See “Plan of Distribution.”

(6)
The Total Annual Expenses do not correlate to the ratios of expenses to average net assets given in the Fund’s most recent annual report, which do not include Acquired Fund Fees and Expenses or the restatement of Other Expenses to reflect current fees.

(7)
Includes fees and expenses of the Portfolio Funds in which the Fund expects to invest. Some or all of the Portfolio Funds charge carried interest, incentive fees or allocations based on the Portfolio Funds’ performance. The Portfolio Funds in which the Fund expects to invest generally charge a management fee of 1.00% to 2.00%, and approximately 20% of net profits as a carried interest allocation. The “Acquired Fund Fees and Expenses” disclosed above are based on historic returns of the Portfolio Funds in which the Fund expects to invest, which may change substantially over time and, therefore, significantly affect “Acquired Fund Fees and Expenses.”
The 1.08% shown as “Acquired Fund Fees and Expenses” reflects operating expenses of the Portfolio Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Portfolio Funds). The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance-based fees or allocations paid by the Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind,
as such fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds. These fees are calculated in good faith based on the most reasonably available information to the Fund at the time of calculation.

(8)	Reflects a 0.75% contractual waiver on the management fee in place until December 31, 2024 pursuant to the Fee Reduction Agreement.

(9)
The Fund has entered into an Expense Agreement in which the Advisor has agreed to waive and/or reimburse certain operating and other expenses of the Fund in order to limit certain expenses to 0.50% of the Fund’s average quarterly value of the net assets of each share class. Subject to the terms of the Expense Agreement and provided that the Fund has more than $50 million in assets and BlackRock or an affiliate serves as the Fund’s investment adviser or administrator, expenses borne by the Advisor in the prior two fiscal years of the Fund are subject to recoupment by the Advisor. Such recoupment arrangement will terminate on December 31, 2027. The Fund will carry forward any waivers and/or reimbursements of fees and expenses in excess of the Expense Cap and repay the Advisor such amount provided the Fund is able to do so without exceeding the lesser of (1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or (2) the expense limit in effect at the time of recoupment after giving effect to the repayment. The Expense Agreement continues from year to year if approved by a majority of the Fund’s Independent Trustees. The current term of the Expense Agreement expires on June 30, 2025. The Expense Agreement may be terminated prior to June 30, 2025 only by action of a majority of the Independent Trustees or by a vote of a majority of the Fund’s outstanding voting securities. See “Management of the Fund—Investment Management Agreement—Expense Agreement” for more information regarding the operating and other expenses that the Advisor has agreed to waive and/or reimburse pursuant to the Expense Agreement.

The Fund and the Advisor have also entered into a fee waiver agreement (the “Fee Waiver Agreement”), pursuant to which the Advisor has contractually agreed to waive the management fee with respect to any portion of the Fund’s assets attributable to investments in any equity and fixed-income mutual funds and exchange-traded funds managed by the Advisor or its affiliates that have a contractual management fee, through June 30, 2025. In addition, pursuant to the Fee Waiver Agreement, the Advisor has contractually agreed to waive its management fees by the amount of investment advisory fees the Fund pays to the Advisor indirectly through its investment in money market funds managed by the Advisor or its affiliates, through June 30, 2025. The Fee Waiver Agreement may be terminated at any time, without the payment of any penalty, only by the Fund (upon the vote of a majority of the Independent Trustees or a majority of the outstanding voting securities of the Fund), upon 90 days’ written notice by the Fund to the Advisor.

As required by relevant SEC regulations, the following examples demonstrate the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual expenses would remain at the percentage levels set forth in the table above and that the Expense Agreement are only in effect for the first year since it expires on June 30, 2025. The Expense Agreement, however, does continue from year to year if approved by a majority of the Fund’s Independent Trustees. Actual expenses may be more or less than shown below.
Example 1
An investor would pay the following expenses on a $1,000 investment in the Shares, assuming a 5% annual return:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$48	$108	$189	$400
Class D Shares	$51	$115	$200	$421
You would pay the following if you did not tender your Shares for repurchase by the Fund:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$28	$108	$189	$400
Class D Shares	$31	$115	$200	$421
Example 2
An investor would pay the following expenses on a $25,000 investment in Class D Shares, assuming a 5% annual return:

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$1,270	$2,869	$5,007	$10,526
You would pay the following if you did not tender your Shares for repurchase by the Fund:

	1 Year	3 Years	5 Years	10 Years
Class D Shares	$770	$2,869	$5,007	$10,526

Example 3
An investor would pay the following expenses on a $1,000,000 investment in Institutional Shares, assuming a 5% annual return:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$48,308	$107,711	$188,966	$400,497
You would pay the following if you did not tender your Shares for repurchase by the Fund:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$28,308	$107,711	$188,966	$400,497
The second paragraph of
the sub-section of
the Prospectus entitled “Management of the Fund—Investment Management Agreement” is deleted in its entirety and replaced with the following:
Fee
Reduction Agreement
. The Advisor has contractually agreed in the Fee Reduction Agreement to reduce its net management fee to an annual rate of 1.00% until December 31, 2024. Unless otherwise extended by agreement between the Fund and the Advisor, the management fee payable by the Fund as of January 1, 2025 will return to its contractual annual rate of 1.75%. Prior to April 19, 2022, the net management fee applicable to the Fund was reduced to 1.25% pursuant to a prior fee reduction agreement that was in effect from September 30, 2021 until April 18, 2022. The reduction of the management fee under the Fee Reduction Agreement is not subject to recoupment by the Advisor under the Expense Agreement, described below.
The first sentence of the fourth paragraph of
the sub-section of
the Prospectus entitled “Management of the Fund—Investment Management Agreement” is deleted in its entirety and replaced with the following:
Expense Agreement.
Pursuant to an Expense Limitation Agreement between the Fund and the Advisor (the “Expense Agreement”), the Advisor has agreed to waive and/or reimburse certain operating and other expenses of the Fund in order to limit certain expenses to 0.50% of the Fund’s average quarterly value of the net assets of each share class.
The fourth paragraph of
the sub-section of
the SAI entitled “Management of the Fund—Investment Management Agreement” is deleted in its entirety and replaced with the following:
The Advisor has contractually agreed to reduce its net management fee to an annual rate of 1.00% until December 31, 2024 (the “Fee Reduction Agreement”). Unless otherwise extended by agreement between the Fund and the Advisor, the management fee payable by the Fund as of January 1, 2025 will return to its contractual annual rate of 1.75%. Prior to April 19, 2022, the net management fee applicable to the Fund was reduced to 1.25% pursuant to a prior fee reduction agreement that was in effect from September 30, 2021 until April 18, 2022. The reduction of the management fee under the Fee Reduction Agreement is not subject to recoupment by the Advisor under the Expense Agreement, described below.
The first sentence of the sixth paragraph of
the sub-section of
the SAI entitled “Management of the Fund—Investment Management Agreement” is deleted in its entirety and replaced with the following:
Pursuant to an Expense Limitation Agreement between the Fund and the Advisor (the “Expense Agreement”), the Advisor has agreed to waive and/or reimburse certain operating and other expenses of the Fund in order to limit certain expenses to 0.50% of the Fund’s average daily value of the net assets of each share class.
Investors should retain this supplement for future reference.
PRSAI-BPIF-1123SUP